Exhibit 4.12

OFFICER’S CERTIFICATE

November 17, 2016

This Officer’s Certificate is being delivered to you pursuant to Section 2.01 of the Warrant Agreement, dated as of August 15, 2016 (the “Warrant Agreement”), among Dex Media, Inc., a Delaware corporation (the “Company”), and Computershare Inc., a Delaware corporation (“Computershare”) and its wholly-owned subsidiary Computershare Trust Company, N.A., a federally chartered trust company (together with Computershare, the “Warrant Agent”). Capitalized terms used but not defined herein shall have the meaning ascribed to such terms in the Warrant Agreement.

Section 2.01 of the Warrant Agreement provides that in connection with each cash distribution to the Term Loan Lenders (as defined in the Plan) under Article III.B.3-6 of the Plan, the Company shall deliver to the Warrant Agent (and, at the request of any Holder, to such Holder) a certificate executed by an Authorized Officer of the Company setting forth (1) the aggregate amount of actual cash distributions to the Term Loan Lenders (as defined in the Plan) and (2) the calculation of the amount by which the Exercise Price shall be reduced or increased, as applicable, if the aggregate amount of actual cash distributions either exceeds or is less than $155.4 million.

The undersigned hereby certifies to the Warrant Agent as follows:

1.	The individual executing this certificate on behalf of the Company (solely in his capacity as an officer but not in any individual capacity) is an “Authorized Officer” as such term is used in the Warrant Agreement.

2.	The aggregate amount of actual cash distributions to the Term Loan Lenders made as of the date hereof is $176,915,904.13.

3.	As a result of the aggregate amount of actual cash distributions exceeding $155.4 million, the Exercise Price shall be reduced to $13.55, as demonstrated in the calculations included in Exhibit A.

[Signature Page Follows]

IN WITNESS WHEREOF, the undersigned has executed this Officer’s Certificate as of the date first written above.

DEX MEDIA, INC.

By:	/s/ Paul D. Rouse
Name:	Paul D. Rouse
Title:	EVP - CFO, Treasurer

[Officer’s Certificate - Warrant Exercise Price Adjustment]

Exhibit A

Aggregate Amount of Actual Cash Distributions to the Term Loan Lenders

Entity	May Cash Sweep Distribution [1]	June Cash Sweep Distribution [2]	August Cash Distribution [3]	Final Cash Distribution [4]	Total
SuperMedia, LLC	$63,398,463.86	$16,961,616.55	$24,033,462.23	$1,651,268.84	$106,044,81148
R. H. Donnelley, Inc.	-	2,947,975.06	8,727,165.64	785,719.85	12,460,860.55
Dex Media East, Inc.	23,549,843.68	6,004,552.64	15,096,016.99	456,974.66	45,107,387.97
Dex Media West, Inc.	2,117,973.51	4,765,926.86	5,919,225.93	499,717.82	13,302,844.12
Total	$89,066,281.05	$30,680,071.11	$53,775,870.79	$3,393,681.18	$176,915,904.13

Note(s):

[1]	May Cash Sweep Distribution was made on 6/6/16
[2]	June Cash Sweep Distribution was made on 7/8/16
[3]	August Cash Distribution was made on 8/26/16
[4]	Final Cash Distribution was made on 11/8/16

Calculation of Excess Amount

Aggregate Amount of Actual Cash Distributions to the Term Loan Lenders	$176,915,904.13
Less	$173,522,222.95
Total	$3,393,681.18
Excess Amount	$3,000,000.00

Calculation of Reduction of Exercise Price

Excess Amount	$3,000,000.00
Divided by	1,000,000.00
3.00
Multiplied by	0.01
Total Reduction of Exercise Price	$0.03
Adjusted Exercise Price	$13.55